TEVA AND ACTIVE BIOTECH REPORT POSITIVE RESULTS FROM PHASE IIa STUDY OF LAQUINIMOD IN ACTIVE
LUPUS NEPHRITIS

•	Laquinimod showed additive effect in improving renal function when combined with the standard of care treatment

•	Results provide rationale for further studies of laquinimod in active lupus nephritis to confirm the safety and efficacy profile observed in this study

Jerusalem, Israel and Lund, Sweden, June 12th, 2013 - Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) and Active Biotech (NASDAQ OMX NORDIC: ACTI) announced today the results of a Phase IIa study of oral laquinimod designed to assess safety, tolerability and clinical efficacy in patients with active lupus nephritis, one of the most serious manifestations of systemic lupus erythematosus (SLE or lupus) that can lead to chronic kidney failure1. Treatment with laquinimod provided an additive effect in improving renal function when combined with current standard of care for active lupus nephritis (mycophenolate mofetil and corticosteroids), compared with standard of care alone. The data will be presented during the European League Against Rheumatism (EULAR) Annual European Congress of Rheumatology in Madrid, 12-15 June, 2013 as part of the late-breaking news session.

“The favorable trends towards laquinimod treatment in the renal end-points, coupled with the safety and tolerability profile, provide a rationale for further Phase III clinical studies,” said Principal Investigator Dr. David Jayne, Vasculitis and Lupus Clinic, Addenbrooke’s Hospital, Cambridge.

“The results from this clinical study further our understanding of how the immunomodulatory profile of laquinimod may benefit patients with lupus,” said Dr. Michael Hayden, President of Global R&D and Chief Scientific Officer of Teva. “The development program for laquinimod, which also includes clinical studies for other auto-immune disorders like multiple sclerosis, and Crohn’s disease, underscores Teva’s continued commitment to bringing innovative and differentiated medicines to improve patients’ lives.”

The clinical trial, NCT01085097, was a multicenter, double-blind, placebo-controlled, exploratory study of 46 patients with active lupus nephritis that evaluated oral laquinimod (0.5 and 1mg/day) versus placebo in combination with standard of care treatment. The study showed that at 24 weeks, 62.5% of patients with active lupus nephritis who received 0.5mg/day of laquinimod achieved renal response, compared to 33.3% of patients who were administered placebo. Renal response is a composite end point that measures several parameters of renal improvement.

Reported adverse events (AEs) were comparable in both the active treatment and placebo patient groups. Serious AEs were reported in 12 patients (four in each treatment group) and were attributed to infection, thromboembolic events or lupus-related complications. One death occurred in the active treatment arm due to pan-lobar pneumonia & sepsis in a patient with advanced disease. The death was not attributed to the study drug.

A larger clinical trial of laquinimod in combination with standard of care (mycophenolate mofetil and corticosteroids), compared to standard of care alone, is planned in patients with lupus nephritis to further evaluate the safety and efficacy profile observed in study NCT01085097.

Lupus is a chronic and often disabling autoimmune disease. An estimated five million people worldwide, including 1.5 million Americans, have a form of lupus.2 Most people who are affected by lupus are women of childbearing age, who suffer from symptoms including intense fatigue and exhaustion, joint pain, thinking and memory problems and skin rashes.3 Lupus is two to three times more common among people of African, Hispanic, Caribbean and Asian origin.2 Many patients fail to respond or respond only partially to the current standard of care treatments.4

ABOUT LAQUINIMOD
Laquinimod is an oral, investigational, CNS-active immunomodulator with a novel mechanism of action being developed for the treatment of relapsing-remitting multiple sclerosis (MS). Laquinimod showed efficacy in animal models for both MS and Lupus Nephritis. The global Phase III clinical development program evaluating oral laquinimod in MS includes two pivotal studies, ALLEGRO and BRAVO. A third Phase III laquinimod trial, CONCERTO, is evaluating two doses of the investigational product (0.6mg and 1.2mg) in approximately 1,800 patients for up to 24 months. The primary outcome measure will be confirmed disability progression as measured by the Expanded Disability Status Scale (EDSS).

ABOUT SYSTEMIC LUPUS ERYTHEMATOSUS
Systemic Lupus Erythematosus (SLE) is an autoimmune disease, in which the body’s immune system turns on itself, attacking healthy tissue, which can lead to chronic inflammation and damage to various body tissues. SLE can affect many parts of the body, including joints, skin, kidneys, heart, lungs, blood vessels and the brain. Although people with SLE may experience different symptoms, some of the more common symptoms include extreme fatigue, painful or swollen joints (arthritis), unexplained fever, skin rashes and kidney problems.5 SLE can be severe and life threatening.6

ABOUT TEVA
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

ABOUT ACTIVE BIOTECH
Active Biotech AB (NASDAQ OMX NORDIC: ACTI) is a biotechnology company with focus on autoimmune/inflammatory diseases and cancer. Projects in pivotal phase are laquinimod, an orally administered small molecule with unique immunomodulatory properties for the treatment of multiple sclerosis, TASQ for prostate cancer and ANYARA primarily for the treatment of renal cell cancer. In addition, laquinimod is in Phase II development for Crohn’s and Lupus. The company also has one additional project in clinical development, the orally administered compound 57-57 for Systemic Sclerosis. Please visit www.activebiotech.com for more information.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Active Biotech’s Safe Harbor Statement in Accordance with the Swedish Securities Market Act:
This press release contains certain forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company, or industry results, to differ materially from any future results, performance or achievement implied by the forward-looking statements. The company does not undertake any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this press release.

Active Biotech is obligated to publish the information contained in this press release in accordance with the Swedish Securities Market Act.

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References:

1.	MedlinePlus. National Library of Medicine National Institutes of Health. Lupus nephritis. Available at: http://www.nlm.nih.gov/medlineplus/ency/article/000481.htm. Accessed April 18, 2013.

2.	U.S. Department of Health and Human Services Office of Minority Health. Lupus Data/Statistics. Available at: http://minorityhealth.hhs.gov/templates/browse.aspx?lvl=3&lvlid=282. Accessed April 18, 2013.

3.	Lupus Research Institute. About Lupus. Available at: http://www.lupusresearchinstitute.org/lupus-facts. Accessed April 18, 2013.

4.	Study Protocol 201; March 9, 2011; p 21.

5.	National Institutes of Health, National Institute of Arthritis and Musculoskeletal and Skin Diseases. Handout on Health: Systemic Lupus Erythematosus. August 2011. Available at: http://www.niams.nih.gov/Health—Info/Lupus/. Accessed April 19, 2013.

6.	Bernatsky S, Bovin J-F, Joseph L, et al. Mortality in systemic lupus erythematosus. Arthritis Rheum 2006;54:2550-7.